DUMBDUMB FOOD TRUCK



prepared by: Sam Willis of Fairfield University, Jenn Walker, CEO DDFT

WHO WE ARE



Jenn Walker





Patrick Forbes

Jenn's career in the Food Industry spans 23+ years, from Boston to San Diego, with focus on developing programs, creating organization and a high level of hospitality.
In 2012 Jenn began with Barteca Restaurant Group when there were just 9 locations (NSO Director). She created the processes/programs for opening bartaco/Barcelona Wine Bar (26 locations). Jenn would impact their growth performance, eventually helping lead the company to acquisition in 2018. Since then she has focused her path on consulting opportunities and developing her own brands.

Patrick started his nearly two decades long restaurant journey in Boston, working in various styles of restaurants around the City. This would eventually lead him to Hawaii (Norwegian Cruise Line), New York City (Corsino, La Sirena, The Grill) and finally, Montauk (Scarpetta Beach at Gurney's Resort). Patrick has worked for such notable chef restaurateurs as Ming Tsai, Michael Schlow, Mario Batali, Mario Carbone, etc. He has worked predominantly as a Server/Bartender until recently when he took on the role of Lead Chef for DDFT! Quick to learn and diligent with execution, Patrick continues to excel in any position.

WHAT WE DO

The **New** way to **Dine Out**




DUMBDUMB FOOD TRUCK
the smartest meal of your day

WWW.DUMBDUMBFOODTRUCK.COM

Knowing the current situation that our world is facing in the fallout of a pandemic, the restaurant Industry has been forced to be reimagined. DDFT is doing this with farm fresh ingredients, delivering to local residents and seasonal visitors at the beach or backyard in Montauk, NY

 Instagram



dumbdumbfoodtruck
dumbdumb food truck

 Facebook


DUMBDUMB FOOD TRUCK
the smartest meal of your day

Dumbdumb Food Truck
@dumbdumbfoodtruck · Food Delivery Service

We believe in creating a service that supports the MTK community by using locally sourced produce and offering safe/sanitary dining options that we consider "beach food": wraps, bowl, sandwiches, sides, pops, frozen drinks



SAMPLE MENU

YOUR SMARTEST MEAL OF THE DAY

- simple, healthy ingredients
- quick item execution/pick up
- environmentally friendly packaging
- cross utilization of products = tight cost control

*food cost 2020 = 29%




WRAP IT UP- BREAKFAST
$10.00



ACAI ME IN MTK
$12.00



WRAP IT UP- LUNCH
$12.00



THE GAINZ BOWL
$12.00



THE FRENCHY
$12.00



BON ME BABY
$12.00

*based on only using one food vendor (Baldor) and local farm wholesale accounts on COD, as a new business without credit history

dumbdumbfoodtruck.com/food

EXCLUSIVE RESORT CONTRACTS

DDFT was the exclusive food provider for two prominent, local Hotel/Resorts for the 2020 summer season, constituting 40% of revenue. The selective menu was predetermined and multi-day drops occurred throughout the week, giving the resort(s) the ability to serve their guests alcohol (NY State law).
This is especially beneficial for locations that do not have a full operational kitchen.


300D
DUMBDUMB FOOD TRUCK
DDFT / HERO BEACH CLUB
Prepared for: Alex, Hotel Manager
Prepared by: DDFT
www.dumbdumbfoodtruck.com

Brekkie + Lunch
Pre-Orders

Tomorrow just got better.
Place your dumbdumb food truck order online by 9pm for next day delivery
@ 9am | 12pm | 3pm

dumbdumbfoodtruck.com
@dumbdumbfoodtruck


OUR BUSINESS

Our Business Model

Consumer
Looking for a safe and healthy way to eat out!


DUMBDUMB FOOD TRUCK
the smartest meal of your day

Product
Locally sourced ingredients prepared fresh daily for you!

Delivery/Take out
Catered Experiences
We can come to you!

Market trends are in our favor

food truck expansion


Value of the U.S. food truck industry from 2014 to 2020
(in million U.S. dollars)
Value in million U.S. dollars
1 200
1 000
800
600
400
200
0
803.8
856.7
996.2
2014
2015
2020*
© Statista 2020

Market trends are in our favor

health conscious eating



Total U.S. Organic Sales and Growth, 2006–2015
In Billions
$40
$30
$20
$10
$0
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Organic Non-Food Sales
Organic Food Sales

Market trends are in our favor

take out/delivery



Online/Mobile Ordering vs. Offline Ordering
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
87%
78%
70%
62%
53%
49%
42%
13%
22%
30%
38%
47%
51%
58%
2012
2014E
2016E
2018E
20120E
2022E
2024E
Offline Food Ordering
Online Food Ordering
Based on data gathered from Cowen and Company Research Report.)

WHAT WE OFFER


DUMBDUMB FOOD TRUCK
the smartest meal of your day

<product> curated caterings
specialized events with tailored menus and personalized set-up to the beach/backyard

<product> food
our locally sourced ingredients create weekly rotating DDTF menu specials

<product> merch
check out DDTF clothes, hat, and bags, representing a beach inspired lifestyle Brand

TESTIMONIALS



"Dumbdumb Food Truck was a much welcomed business addition to Montauk this summer. Very excited for their arrival and continued availability with all the great food and direct delivery service they offer!"

-Erin Swain, Surfing Somm, MTK

"Had a great experience working with the Dumbdumb Food Truck team on a number of private and charity events. Refreshing menu and professional execution. Many more to come!"

-Jan Planit
Talent Manager, PR, Montauk

"We first heard about DDFT while attending our neighbor's weekly yoga class where DDFT provided food for the group, post-session. We continued to order from them almost weekly as there was something for everyone to enjoy (2 young kids), it was affordable, fast, healthy and delicious. We can't wait to pick up where we left off next summer. Kudos!"

-The Ylvisaker Family, NYC/MTK residents


Our Financials

Monthly Sales 2020

average price per unit sold = $10.5


$8,000.00
$6,000.00
$4,000.00
$2,000.00
$0.00
June
July
August
September

via squarespace.com

Online Traffic Source YTD

⅓ of our overall food sales were purchased online via DDFT website



800
700
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2020
Direct
Social
Search
Referral

via squarespace.com


Top Products by Revenue
$3K
$2K
$1K
$0
Wrap it UP-...
$900.00
Wrap it UP-...
$636.00
The Gainz Bowl
$492.00
DD Meat pop-...
$420.00
Others
$2,964.00
TOP PRODUCTS

via website ordering

via squarespace.com


The Path Forward

WE ARE JUST GETTING STARTED






2468

Brand Expansion
ability to add trailers, resort hotel contracts, additional revenue streams/concepts etc.

Raising Capital

- Payroll- hiring a Lead Cook and small staff
- Vendor Line of Credit- ability to expand our vendor list and have accounts on terms, lowering costs
- Owner Salary- pay ourselves!
- Marketing- someone to do SM/Web/Merch/PR
- Admin/Accounting- hire CPA
- Permitting/Fees- State/Local operating dues

Outfitting Trailer
compliant/efficient equipment to increase/drive sales

ADDITIONAL REVENUE STREAMS

Breakers Resort Kitchen
Exclusive Restaurant Hotel Management contract to operate/provide on site food for hotel guests (separate menu concept)

conservatively projected at $250K sales/16 weeks


DUMBDUMB FOOD TRUCK
the smartest meal of your day

Curated Beach Dinners
Pre-fix/Pre-sold reserved dinners on the beach with average $200pp

projected at $100K sales/16 weeks

DUMBDUMB FOOD TRUCK
the smartest meal of your day

Off-site Catering
Private functions and events booked via DDFT or BRK

projected at $50K sales/16 weeks

BE SMART- INVEST!

Tier 1 Investor: $0-$1000

- Swag- choice of Sweatshirt or Hat/Bag
- Quarterly Dining- Eat for Free at DDFT (up to 4pp)

Tier 2 Investor: $1001-$5000

- Swag- choice of each: sweatshirt, shirt, hat
- Reservation/Order Precedence (10pp/15pp max)- beach dinners OR DDFT drop-off catered event (up to 2 times during high season) **VIP status**
- Monthly Dining- eat for Free at DDFT(up to 4pp)

Tier 3 Investor: $5001-$15,000

- Swag- one of each
- Reservation/Order Precedence (10pp/20pp max)- beach dinners OR DDFT drop-off catered event (up to 3 times during high season) **VIP status**
- Monthly Dining- eat for Free at DDFT (up to 6pp)

Tier 3 Investor: $15,001++

- Swag- anything you want!
- Reservation/Order Precedence (10pp/20pp max)-beach dinners OR DDFT drop-off catered event (up to 4 times in the season) + 25% discount on food only
- Monthly Dining- eat for Free at DDFT (up to 6pp)
- Catered on-site event- DDFT comes to your house and caters an events (max 25pp) Free (food/service only)

further information available upon request, thank you for your interest!

terms and conditions apply